Exhibit 99.1

HQ/CS/CL.24B/11514

20 May 2013

Sir,

Sub : Notice of Board Meeting for considering Annual Audited Results - Recommendation of Dividend.

Pursuant to clause 19 & 41 of listing agreement with Indian Stock Exchanges, please be informed that the next and 225th meeting of the Board of Directors of Tata Communications Limited will be held on 28 May 2013 at Mumbai to consider annual audited financial results for the year ended on 31 March 2013 and to consider recommending dividend for the year 2012-13, if any.

Thanking you,

Yours faithfully,

For Tata Communications Limited

/s/ Satish Ranade

Company Secretary and Chief Legal Officer

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office : VSB, Mahatma Gandhi Road, Fort, Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6725 1962 website www.tatacommunications.com